

April 11, 2014

<u>Via E-mail</u>
James C. Davidson
Chief Executive Officer
California Gold Corp.
C/O Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

      Re: California Gold Corp.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 3, 2014
              File No. 000-54706

Dear Mr. Davidson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please refer to comment 1 in our letter dated March 20, 2014. We note that you continue to refer to disclosure in your Form 8-K filed February 10, 2014, including on pages 24, 25 and 31. Please revise or advise, as previously requested. Your disclosure should also provide a complete description of the MVP acquisition. We note on page 5 you state that you are providing a summary and on page 16 you refer investors to an 8-K regarding whether the transaction was a change of control.

2.   Additionally, please provide complete descriptions of the agreements and disclosure required by Item 11 of Schedule 14A. Each description may not be "qualified in its entirety by reference" to the agreement or attached exhibit, as you state on pages 21, 24 and elsewhere.

Financial Information, page 31

3.   Please tell us the basis on which you rely to incorporate by reference financial information as you appear to be attempting to do in this section. Refer to Item 14(e) of Schedule 14A. Tell us the extent to which you are relying on Item 14(e)(2).

Exhibit N – Pro Forma Information

4.   Please present a revised pro forma balance sheet that consists of two separate columns representing the historical balance sheets of California Gold as of October 31, 2013 (we note the Form 10-K for the year ended January 31, 2014 has not been filed) and MVP Patents and Subsidiary as of December 31, 2013, a column representing adjustments that give effect to the Transaction and a column representing the post-merger balance sheet on a pro forma basis. Provide explanatory notes as well. You may update the pro forma information to January 31 when the 10-K is filed.

5.   Since you are discontinuing the pre-Transaction business, i.e., the gold mining business, and planning to sell the mining assets, and are continuing the business of MVP Patents on a post-merger basis, purchase business combination does not appear to be the appropriate method of accounting for the Transaction. The Transaction should instead be accounted for as a reverse recapitalization, and it should be accounted for at net book value with no change in basis or recognition of goodwill. Please revise the pro forma balance sheet and notes accordingly.

6.   You disclose you are not presenting a pro forma statement of operations because MVP Portfolio LLC did not have any operations during the year ended January 31, 2014. The staff does not agree with this statement in view of the filed consolidated statement of operations of MVP Patent and MVP Portfolio for the six months ended December 31, 2013 and the consolidated statement of operations of MVP Patents (the predecessor entity) for the year ended June 30, 2013. Please revise to present a pro forma statement of operations with applicable adjustments and explanatory notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Paul C. Levites, Esq.